Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1:                 NAME AND ADDRESS OF COMPANY

Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”)
Suite 400, 145 King Street East
Toronto, ON  M5C 2Y7

ITEM 2:                 DATE OF MATERIAL CHANGE

October 19, 2011.

ITEM 3:                 NEWS RELEASE

A news release was issued by Agnico-Eagle and disseminated through CNW Group on October 19, 2011 and was subsequently filed on SEDAR at www.sedar.com.

ITEM 4:                 SUMMARY OF MATERIAL CHANGE

On October 19, 2011, Agnico-Eagle announced that it is suspending mining operations and gold production at its Goldex mine in Val d’Or, Quebec effective immediately.  This decision follows the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted until the situation is investigated further.

The Company will assess the potential for restarting the mining operations next year on the western side of the deposit where the ore zone is narrower and still considered to be relatively stable; however, no assurance can be given that this will occur.  As a result, Agnico-Eagle will write off its investment in Goldex in the third quarter of 2011.  The Company also expects to make an accounting provision for a portion of the anticipated costs of remediation in the third quarter of 2011.  All of the remaining 1.6 million ounces of proven and probable gold reserves(1) at Goldex (planned to be mined over Goldex’s approximately 10 years of mine life), other than the ore stockpiled on surface, will be reclassified as mineral resources.

On October 20, 2011, the Company announced that it had agreed with Grayd Resource Corporation (“Grayd”) to amend the acquisition agreement dated September 19, 2011 and the offer (“Offer”) made by Agnico—Eagle for all of the outstanding shares of Grayd dated October 13, 2011 to increase the maximum amount of cash available under the Offer to approximately $183 million.

(1)           Approximately 0.9 million ounces of proven reserves in 14.8 million tonnes grading 1.87 grams per tonne and approximately 0.7 million ounces of probable reserves in 13.0 million tonnes grading 1.6 grams per tonne were estimated as of December 31, 2010.

ITEM 5:                 FULL DESCRIPTION OF MATERIAL CHANGE

On October 19, 2011, Agnico-Eagle announced that it is suspending mining operations and gold production at its Goldex mine in Val d’Or, Quebec effective immediately.  This decision follows the receipt of an opinion from a second rock mechanics consulting firm which recommended that underground mining operations be halted until the situation is investigated further.

While the Company continues to assess the situation, it appears that a weak volcanic rock unit in the hangingwall of the Goldex deposit has failed.  This rock failure is thought to extend between the top of the deposit and surface.  As a result, this structure has allowed ground water to flow into the mine.  This water flow has likely contributed to further weakening and movement of the rock mass.

It is estimated that the mill will continue to process feed from the remaining surface stockpile until the end of October.

The Company will assess the potential for restarting the mining operations next year on the western side of the deposit where the ore zone is narrower and still considered to be relatively stable; however, no assurance can be given that this will occur.  As a result, Agnico-Eagle will write off its investment in Goldex.  It is expected that the write off will total approximately $260 million (or approximately $170 million after tax, or $1.00 per share) and will be reflected in the Company’s financial results for the quarter ended September 30, 2011, scheduled for release on October 26, 2011.  Additionally, the Company expects to make an accounting provision for a portion of the anticipated costs of remediation in the third quarter of 2011.  As announced on October 11, 2011, it is anticipated that approximately C$25 million will be spent in 2011, and a further C$20 million will be spent in 2012, on monitoring and remediation activities at Goldex.  All of the remaining 1.6 million ounces of proven and probable gold reserves at Goldex (planned to be mined over Goldex’s approximately 10 years of mine life), other than the ore stockpiled on surface, will be reclassified as mineral resources.

Monitoring and Remediation Plan

In the past week, rock subsidence has been confirmed above the north-eastern limit of the deposit.  The exact location and extent of this subsidence are unknown and remain to be determined by diamond drilling and other methods.  However, as a result of these findings, previously planned grouting and water re-injection efforts have been suspended and work will be reoriented to preserve the surface infrastructure at the minesite and prevent ground subsidence issues from affecting nearby roads, railways, gas lines and other public and private infrastructure.

Ongoing investigative and remediation efforts include:

•      Drilling from underground into the volcanic rock unit to determine whether additional fracturing has occurred and the extent of movement in the rock mass

•      Installing additional instrumentation to monitor for further soil and rock movements

•      Backfilling the surface depression to reduce the potential for further soil migration

•      Considering backfilling and mining options for the deposit

Through the period of investigation and remediation, the Company anticipates that underground exploration drilling of the deeper D Zone will continue.

The Company is also implementing a plan to minimize the impact on the current workforce of 233 permanent employees during the investigation and remediation phase.  The plan will include:

•      Re-deployment of employees to the remediation and investigation project team

•      Extensive maintenance programs of all mobile equipment not being used during the investigation and remediation phase

•      Internal transfers within the Company’s Canadian operations

•      Employee training and skills upgrading programs to facilitate potential transfers to other Agnico-Eagle operations

During the investigation and remediation period, ongoing assessments of the workforce requirements will be made in collaboration with the employee representatives in order to try to reduce the number of employees that are affected by this stoppage of operations at the Goldex mine.

On October 20, 2011, the Company announced that it had agreed with Grayd to amend the acquisition agreement dated September 19, 2011 and the Offer made by Agnico—Eagle for all of the outstanding shares of Grayd dated October 13, 2011 to increase the maximum amount of cash available under the Offer to approximately $183 million.  The maximum number of common shares of Agnico-Eagle available for issuance under the Offer is unchanged at approximately 2.7 million Agnico-Eagle shares (based on the number of shares of Grayd outstanding on a fully-diluted basis as at September 19, 2011).

ITEM 6:                 RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:                 OMITTED INFORMATION

Not applicable.

ITEM 8:                 EXECUTIVE OFFICER

The name and business telephone number of the executive officer of Agnico-Eagle who is knowledgeable about the material change and this report is:

David Smith, Senior Vice President, Investor Relations

(416) 947-1212

ITEM 9:                 DATE OF REPORT

October 20, 2011.

(signed) R. Gregory Laing
R. Gregory Laing
General Counsel, Sr. Vice President, Legal and
Corporate Secretary

Forward-Looking Statements

The information in this material change report has been prepared as at October 19, 2011.  Certain statements contained in this material change report constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, reserves and resources, project timelines, drilling results, orebody configurations, metal production, life of mine trends, production estimates, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s plans to assess, monitor and remediate subsidence issues at Goldex and the related costs; the Company’s plans to continue exploration drilling at Goldex; the potential to resume mining or other discontinued operations at Goldex; the Company’s intent to write off the book value of the Goldex mine, including the after tax impact, and the accounting provision for the anticipated costs of remediation at Goldex; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this material change report and are subject to certain risks, uncertainties and assumptions.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company’s Annual Report on Form 20-F (the “Form 20-F”) in respect of the year ended December 31, 2010 and management’s discussion for the periods ended March 31, 2011 and June 30, 2011, all of which are filed with securities regulators in Canada and the United States, as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies.  For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the United States Securities and Exchange Commission (the “SEC”).  The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico-Eagle uses certain terms in this material change report, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 16, 2011 were based on three-year average prices for the period ending December 31, 2010 of $1,024 per ounce gold, $16.62 per ounce silver, $0.86 per pound zinc, $2.97 per pound copper, $0.90 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.08, 1.40 and 12.43, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined.  A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.  A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Additional information about the Goldex mineral project that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Report referred to below, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news releases dated December 15, 2010, February 16, 2011, April 28, 2011, July 27, 2011 and October 11, 2011.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Qualified Person responsible for Exploration and relationship to Agnico- Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005

The contents of this material change report have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.

U.S. Shareholders

This material change report does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended).  On October 13, 2011, Agnico-Eagle filed with the SEC a Registration Statement on Form F-80,  which includes the offer and take-over bid circular and other offer documents.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DISCLOSURE DOCUMENTS FILED BY AGNICO-EAGLE FROM TIME TO TIME WITH THE SEC REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  The Offer and take-over bid circular have been sent to shareholders of Grayd.  Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Agnico-Eagle with the SEC at the SEC’s website at www.sec.gov.  Free copies of these documents can also be obtained by directing a request to Agnico-Eagle.  INVESTORS AND SECURITY HOLDERS SHOULD READ THE OFFER, TAKE-OVER BID CIRCULAR AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.